# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPRINKLR, INC., CIK 0001569345
CUSIP: 85208T107
Title of class of securities: Class A Common Stock, $0.00003 par value per share
Address of issuer's principal executive offices: 441 9th Avenue, 12th Floor, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023107
Filed by CIK 0001485934

## Reporting persons
- Battery Ventures IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,570,734; sole dispositive power 0; shared dispositive power 5,570,734; aggregate amount beneficially owned 5,570,734 (3.9% of the class)
- Battery Investment Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,087; sole dispositive power 0; shared dispositive power 52,087; aggregate amount beneficially owned 52,087 (0% of the class)
- Battery Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,622,821; sole dispositive power 0; shared dispositive power 5,622,821; aggregate amount beneficially owned 5,622,821 (3.9% of the class)
- Battery Ventures Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,384,232; sole dispositive power 0; shared dispositive power 3,384,232; aggregate amount beneficially owned 3,384,232 (2.3% of the class)
- Battery Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,384,232; sole dispositive power 0; shared dispositive power 3,384,232; aggregate amount beneficially owned 3,384,232 (2.3% of the class)
- Battery Investment Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 334,704; sole dispositive power 0; shared dispositive power 334,704; aggregate amount beneficially owned 334,704 (0.2% of the class)
- Battery Partners Select Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,718,936; sole dispositive power 0; shared dispositive power 3,718,936; aggregate amount beneficially owned 3,718,936 (2.6% of the class)
- Neeraj Agrawal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 712,044; shared voting power 9,341,757; sole dispositive power 712,044; shared dispositive power 9,341,757; aggregate amount beneficially owned 10,053,801 (7% of the class)
- Michael M. Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 426,795; shared voting power 9,341,757; sole dispositive power 426,795; shared dispositive power 9,341,757; aggregate amount beneficially owned 9,768,552 (6.8% of the class)
- Morad Elhafed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 73,288; shared voting power 3,718,936; sole dispositive power 73,288; shared dispositive power 3,718,936; aggregate amount beneficially owned 3,792,224 (2.6% of the class)
- Jesse Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 411,797; shared voting power 9,341,757; sole dispositive power 411,797; shared dispositive power 9,341,757; aggregate amount beneficially owned 9,753,554 (6.8% of the class)
- Russell L. Fleischer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,718,936; sole dispositive power 0; shared dispositive power 3,718,936; aggregate amount beneficially owned 3,718,936 (2.6% of the class)
- Roger H. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,341,757; sole dispositive power 0; shared dispositive power 9,341,757; aggregate amount beneficially owned 9,341,757 (6.5% of the class)
- Chelsea R. Stoner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 356,123; shared voting power 3,718,936; sole dispositive power 356,123; shared dispositive power 3,718,936; aggregate amount beneficially owned 4,075,059 (2.8% of the class)
- R. David Tabors: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,622,821; sole dispositive power 0; shared dispositive power 5,622,821; aggregate amount beneficially owned 5,622,821 (3.9% of the class)
- Dharmesh Thakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,718,936; sole dispositive power 0; shared dispositive power 3,718,936; aggregate amount beneficially owned 3,718,936 (2.6% of the class)
- Scott R. Tobin: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 647,752; shared voting power 9,341,757; sole dispositive power 647,752; shared dispositive power 9,341,757; aggregate amount beneficially owned 9,989,509 (6.9% of the class)

## Item 1. Issuer
Name of issuer: SPRINKLR, INC.
Address of issuer's principal executive offices: 441 9th Avenue, 12th Floor, NEW YORK, NY, 10001.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Battery Ventures IX, L.P. ("BV9")
Battery Investment Partners XI, LLC ("BIP9")
Battery Partners IX, LLC ("BP9")
Battery Ventures Select Fund I, L.P. ("BV Select I")
Battery Partners Select Fund I, L.P. ("BP Select I")
Battery Investment Partners Select Fund I, L.P. ("BIP Select I")
Battery Partners Select Fund I GP, LLC ("BP Select I GP")
Neeraj Agrawal ("Agrawal")
Michael Brown ("Brown")
Morad Elhafed ("Elhafed")
Jesse Feldman ("Feldman")
Russell Fleischer ("Fleischer")
Roger H. Lee ("Lee")
Chelsea Stoner ("Stoner")
R. David Tabors ("Tabors"
Dharmesh Thakker ("Thakker")
Scott R. Tobin ("Tobin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Battery Ventures
One Marina Park Drive
Suite 1100
Boston, MA 02210
Citizenship:
BV9 Delaware
BIP9 Delaware
BP9 Delaware
BV Select I Delaware
BP Select I Delaware
BIP Select I Delaware
BP Select I GP Delaware
Agrawal United States
Brown United States
Elhafed United States
Feldman United States
Fleischer United States
Lee United States
Stoner United States
Tabors United States
Thakker United States
Tobin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 5,570,734 shares of Class A common stock held directly by BV9; (ii) 52,087 shares of Class A common stock held directly by BIP9; (iii) 2,180,664 shares of Class A common stock and 1,203,568 shares of Class A common stock issuable upon conversion of 1,203,568 shares of Class B common stock held directly by BV Select I; (iv) 215,670 shares of Class A common stock and 119,034 shares of Class A common stock issuable upon conversion of 119,034 shares of Class B common stock held directly by BIP Select I; (v) 712,044 shares of Class A common stock held by Agrawal; (vi) 426,795 shares of Class A common stock held by Brown; (vii) 73,288 shares of Class A common stock held by Elhafed; (viii) 411,797 shares of Class A common stock held by Feldman; (ix) 356,123 shares of Class A common stock held by Stoner; and (x) 647,752 shares of Class A common stock held by Tobin.

BP9 is the general partner of BV9 and the managing member of BIP9. Agrawal, Brown, Feldman, Lee, Tabors and Tobin, as managing members of BP9, share voting and investment authority over the shares held by each of BV9 and BIP9.

BP Select I is the general partner of BV Select I. BP Select I GP is the general partner of BP Select I and BIP Select I. Agrawal, Brown, Elhafed, Feldman, Fleischer, Lee, Stoner, Thakker and Tobin, as managing members of BP Select I GP, share voting and investment authority over the shares held by each of BV Select I and BIP Select I.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 142,831,141 shares of Class A common stock outstanding as of May 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 5, 2025, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated November 12, 2024 (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on November 12, 2024).

## Signatures
- Battery Ventures IX, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Investment Partners IX, LLC: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners IX, LLC: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Ventures Select Fund I, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners Select Fund I, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Investment Partners Select Fund I, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners Select Fund I GP, LLC: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Neeraj Agrawal: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Michael M. Brown: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Morad Elhafed: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Jesse Feldman: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Russell L. Fleischer: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Roger H. Lee: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Chelsea R. Stoner: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- R. David Tabors: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Dharmesh Thakker: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Scott R. Tobin: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (08/14/2025)